UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: July 5, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

"Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement."

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

COMPLETION OF THE NON-PUBLIC ISSUANCE OF A SHARES

Reference is made to (i) the circular of China Eastern Airlines Corporation Limited (the “Company”) dated 26 May 2015 in relation to, among other things, the issue of new A shares (the “Issuance”); (ii) the announcement of the Company dated 16 June 2015 in relation to the poll results of the 2014 annual general meeting of the Company (the “2014 Annual General Meeting”) held on the same date; (iii) the announcement of the Company dated 16 June 2015 in relation to results of the first H shareholders class meeting of the Company in 2015 held on the same date; and (iv) the announcement of the Company dated 8 January 2016 in relation to the approval from the China Securities Regulatory Commission (“CSRC”) for the Issuance.

The Company is pleased to announce that the Issuance has been completed. Details of the Issuance are as follows:

I.	OVERVIEW OF THE ISSUANCE

(I)	Internal Decision-making Procedures and the Approval Documents from CSRC for the Issuance

1.	Internal decision-making procedures for the Issuance

(1)	On 23 April 2015, the 11th ordinary meeting of the 7th session of the board of directors of the Company was held, at which the relevant resolutions in respect of the Issuance were considered and passed. It was also decided that the said resolutions will be proposed to the 2014 Annual General Meeting, the first A shareholders class meeting of the Company in 2015 and the first H shareholders class meeting of the Company in 2015 for consideration.

(2)	On 16 June 2015, the 2014 Annual General Meeting, the first A shareholders class meeting of the Company in 2015 and the first H shareholders class meeting of the Company in 2015 were held, at which the relevant resolutions in respect of the Issuance were considered and passed. On the same date, the 15th ordinary meeting of the 7th session of the board of directors of the Company was held, at which the relevant resolutions in respect of the adjustments to the use of proceeds from the Issuance were considered and passed pursuant to the authorization granted at the Annual General Meeting.

2.	The approval procedures of the regulatory authority for the Issuance

(1)	In May 2015, the State-Owned Assets Supervision and Administration Commission of the State Council issued the “Approval on Relevant Matters for the Non-Public Issuance of A Shares by China Eastern Airlines Corporation Limited” (Guo Zi Chan Quan [2015] No. 354) (《關於中國東方航空股份有限公司非公開發行A股股票有關問題的批覆》(國資產權[2015]354號)), approving in principle the proposal for the Issuance by the Company.

(2)	In July 2015, the CSRC issued the “Notice of Acceptance of Application for Administrative Approval” (No. 151777) (《行政許可申請受理通 知書》(151777號)), accepting the application for the Issuance by the Company.

(3)	On 9 December 2015, the Public Offering Review Committee of CSRC approved the application for the Issuance.

(4)	On 5 January 2016, the CSRC issued the “Approval of the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2016] No.8) (《關於核准中國東方航空股份有限 公司非公開發行股票的批覆》(證監許可[2016]8號)), approving the application for the non-public issuance of no more than 2,329,192,546 new shares by the Company.

(II)	Profile of the Issuance

1.	Method of issue: non-public issuance of shares to specific subscribers.

2.	Number of shares issued: the number of shares issued under the Issuance are 1,327,406,822 shares.

3.	Type and nominal value of the shares issued: the shares issued under the Issuance are RMB-denominated ordinary shares (A shares) with a nominal value of RMB1 each.

4.	Issue price: RMB6.44 per share.

5.	Total proceeds: RMB8,548,499,933.68.

6.	Issue expenses: RMB8,525,399.97.

7.	Net proceeds: RMB8,539,974,533.71.

8.	Sponsor (the “Sponsor”): China International Capital Corporation Limited.

(III)	Verification of Proceeds Raised, Transfer of Assets and Registration of Shares

1.	Verification of Proceeds Raised

On 27 June 2016, Ernst & Young Hua Ming LLP issued a capital verification report (Ernst & Young Hua Ming (2016) Yan Zi No. 61056687-B01), confirming as of 27 June 2016, RMB8,548,499,933.68, being the total proceeds under cash subscription by specific investors, were deposited in the exclusive account for the Issuance specified by the Sponsor (bank: East Third Middle Road sub-branch, Beijing Branch of China Merchants Bank, account name: China International Capital Corporation Limited, account number: 110902035610880). As of 27 June 2016, the Sponsor had transferred the net proceeds after deducting issue expenses from the said subscription amount to the exclusive account for the proceeds raised specified by the Company. On 28 June 2016, Ernst & Young Hua Ming LLP issued a capital verification report (Ernst & Young Hua Ming (2016) Yan Zi No. 61056687- B02), stating that as of 28 June 2016, four specific subscribers had subscribed 1,327,406,822 RMB-denominated ordinary shares (A shares) in cash in the amount of RMB8,548,499,933.68. The total proceeds raised from the Issuance was RMB8,548,499,933.68. Deducting the underwriting fees of RMB7,819,399.97 and other issue expenses of RMB706,000, the actual net proceeds raised was RMB8,539,974,533.71. Among which, increase in registered capital (share capital) amounted to RMB1,327,406,822 (Renminbi One billion three hundred twenty-seven million four hundred six thousand eight hundred and twenty-two), resulting in the share premium of capital reserve of RMB7,212,567,711.71.

2.	Transfer of assets

All shares issued under the Issuance were subscribed in cash and did not involve any transfer of assets.

3.	Registration of Shares

On 1 July 2016, the Company obtained the certificate for registration of shareholding change in relation to the subscription of shares by specific investors under the Issuance issued by the Shanghai branch of China Securities Depository and Clearing Corporation Limited as of the closing on 30 June 2016.

(IV)	The Sponsor’s and the Company Lawyer’s Concluding Opinion in Relation to the Compliance of the Procedure and the Subscribers of the Issuance

1.	The Sponsor’s concluding opinion in relation to the compliance of the procedure and the subscribers of the Issuance

China International Capital Corporation Limited, the Sponsor, opined that: “The procedure for the issuance by the Company has fulfilled necessary internal decisions and external approval procedures and is based on fair and just principles and is in compliance with the regulatory requirements of the current securities market. The issue price, number of shares issued, subscribers and amount of proceeds are in compliance with the resolutions of the board of directors and general meetings of the issuer and the requirements of the relevant laws and regulations such as “Measures for the Administration of Securities Offerings by Listed Companies”, “Implementation Rules on Non-public Issue of Shares by Listed Companies” and “Measures for Administration of Issue and Underwriting of Securities”. The determination of the subscribers and pricing complies with the fair and just principles and is in the interests of the issuer and its shareholders as a whole as well as in compliance with the requirements of the relevant laws and regulations, such as “Company Law”, “Securities Law”, “Measures for the Administration of Securities Offerings by Listed Companies” and“Implementation Rules on Non-public Issue of Shares by Listed Companies”.”

2.	The Company’s Lawyer’s concluding opinion in relation to the compliance of the procedure and the subscribers of the Issuance

Commerce & Finance Law Offices opined that: “The non-public issuance by the Company has obtained necessary approval and authorization in accordance with laws. Legal documents such as “Invitation for Subscription”, “Invitation for Additional Subscription”, “Quotation for Subscription” and “Quotation for Additional Subscription” prepared and signed by the Company for the non-public issuance is legal and valid. The procedure for the non- public issuance is fair and just and is in compliance with the provisions of relevant laws and regulations. The subscribers, issue price, number of shares issued and number of shares allotted to the subscribers determined during the issuance is fair and just and is in compliance with the provisions of relevant laws and regulations, the 2014 Annual General Meeting, the first A shareholders class meeting in 2015 and the first H shareholders class meeting in 2015 of the issuer. The subscribers of the non-public issuance are in compliance with the provisions of the relevant laws and regulations such as “Measures for the Administration of Securities Offerings by Listed Companies” and “Implementation Rules on Non-public Issue of Shares by Listed Companies”.”

II.	RESULT OF THE ISSUANCE AND PROFILE OF THE SUBSCRIBERS

(I)	Result of the Issuance

The subscribers under the Issuance are determined as:

		Number
		of shares	Lock-up	Expected
No.	Subscriber	subscribed	period	listing date
1	Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息技術諮詢有限公司)	465,838,509	12 months	3 July 2017
2	China National Aviation Fuel Holding Company (中國航空油料集團公司)	465,838,509	12 months	3 July 2017
3	China COSCO Shipping Corporation Limited (中國遠洋海運集團有限公司)	232,919,254	12 months	3 July 2017
4	Caitong Fund Management Co., Ltd. (財通基金管理有限公司)	162,810,550	12 months	3 July 2017
Total		1,327,406,822

(II)	Profiles of the Subscribers

1.	Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息技術諮詢有限公司)

Address	:	Zone C, 5/F, Block 1, 99 Fuquan Road, Changning District, Shanghai

Legal representative	:	Xiong Xing

Registered capital	:	RMB500,000,000

Company nature	:	Sole-shareholder limited liability company (foreign invested enterprise with legal person sole proprietorship)

Business scope	:	Technical advisory, technology development, technical services and technology transfer in the information technology sector; real estate brokerage; design, production and publication of advertisements with self-owned media

2.	China National Aviation Fu el Holding Company (中國航空油料集團公司)

Address	:	28 Tianzhu Road, Zone A, Tianzhu AirportIndustrial Zone, Shunyi District, Beijing

Legal representative	:	Zhou Mingchun

Registered capital	:	RMB4,415,580,000

Company nature	:	Collective enterprise

Business scope	:	Operation of all state-owned assets and state- owned equity created from the investment of the state in the group companies and their investees; overseas futures hedging operation

3.	China COSCO Shipping Corporation Limited (中國遠洋海運集團有限公司)

Address	:	628 Minsheng Road, China (Shanghai) Pilot Free Trade Zone

Legal representative	:	Xu Lirong

Registered capital	:	RMB11,000,000,000

Company nature	:	Limited liability company (state-owned sole proprietorship)

Business scope	:	International vessel transportation, international shipping auxiliary operations; import and export of goods and technology; international freight agency (marine/land/ air) operations; leasing of self-owned vessels; sale of vessels, containers and steel; design of ocean engineering equipment; investment in terminals and ports; sale of communications equipment, information and technical services; warehousing (except hazardous chemicals); technology development, technology transfer, technical advisory and technical services in the sectors related to vessels and spare parts; equity investment fund

4.	Caitong Fund Management Co., Ltd. (財通基金管理有限公司)

Address	:	Room 505, Block 1, 619 Wusong Road, Hongkou District, Shanghai

Legal representative	:	Ruan Qi

Registered capital	:	RMB200,000,000

Company nature	:	Limited liability company (domestic joint venture)

Business scope	:	Fundraising, sale of funds, asset management and other operations approved by the CSRC

(III)	The Relationship between the Subscribers and their Related Parties on the one hand and the Company on the other hand

The above subscribers have no relationship with the Company.

III.	EXPECTED LISTING DATE

The new shares issued under the Issuance have completed registration at the Shanghai Branch of China Securities Depository and Clearing Corporation Limited on 30 June 2016. The 1,327,406,822 RMB-denominated ordinary shares (A shares) issued under the Issuance shall not be transferred within 12 months from the date of the completion of Issuance (being 30 June 2016). It is expected that the shares will be listed for trading on 3 July 2017.

IV.	CHANGES TO THE TOP 10 SHAREHOLDERS OF THE COMPANY BEFORE AND AFTER THE ISSUANCE

(I)	Shareholding of the Top 10 Shareholders of the Company before the Issuance

As of 31 May 2016, the shareholding of the top 10 shareholders of the Company is as follows:

No.	Name of shareholder	Number of shares held	Shareholding	Nature of shares held
			(%)
1	China Eastern Air Holding Company (中國東方航空集團公司)	5,072,922,927	38.61	State-owned legal person
2	HKSCC NOMINEES LIMITED	4,182,621,289	31.83	Overseas corporations
3	DELTA AIR LINES INC	465,910,000	3.55	Overseas corporations
4	CES Finance Holding Co., Ltd. (東航金控有限責任公司)	457,317,073	3.48	State-owned legal person
5	China Securities Finance Corporation Limited (中國證券金融股有限公司)	348,493,857	2.65	State-owned legal person
6	China National Aviation Fuel Holding Company (中國航空油料集團公司)	120,461,743	0.92	State-owned legal person
7	Sinotrans Air Transportation Development Co., Ltd. (中外運空運發展股有限公司)	72,750,000	0.55	State-owned legal person
8	China Central Huijin Asset Management Ltd. (中央匯金資管理有限責任公司)	70,984,100	0.54	State-owned legal person
9	Shanghai United Investment Co., Ltd. (上海聯和投資有限公司)	65,615,429	0.50	State-owned legal person

10	National Social Security Fund 118 (全國社保基金一一八組合)	55,807,464	0.42	Unknown

(II)	Shareholding of the Top 10 Shareholders of the Company after the Issuance

As of the date of registration of change of shareholding (being 30 June 2016), the shareholding of the top 10 shareholders of the Company is as follows:

No.	Name of shareholders	Number of shares held	Shareholding	Nature of shares held
			(%)
1	China Eastern Air Holding Company (中國東方航空集團公司)	5,072,922,927	35.06	State-owned legal person

2	HKSCC NOMINEES LIMITED	4,182,621,289	28.91	Overseas corporations

3	China National Aviation Fuel Holding Company (中國航空油料集團公司)	586,300,252	4.05	State-owned legal person

4	DELTA AIR LINES INC	465,910,000	3.22	Overseas corporations

5	Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息技術諮詢有限公司)	465,838,509	3.22	Other domestic legal person

6	CES Finance Holding Co., Ltd. (東航金控有限責任公司)	457,317,073	3.16	State-owned legal person

7	China Securities Finance Corporation Limited (中國證券金融股份有限公司)	348,493,857	2.33	State-owned legal person

8	China COSCO Shipping Corporation Limited (中國遠洋海運集團有限公司)	232,919,254	1.61	State-owned legal person

9	China Central Huijin Asset Management Ltd. (中央匯金資產管理有限責任公司)	70,984,100	0.49	State-owned legal person

10	Shanghai United Investment Co., Ltd. (上海聯和投資有限公司)	65,615,429	0.45	State-owned legal person

There will not be any change to the controlling shareholders or the de facto controller of the Company as a result of the Issuance.

V	CHANGES IN THE SHAREHOLDING STRUCTURE AND THE STRUCTURE OF THE SHARE CAPITAL OF THE COMPANY BEFORE AND AFTER THE ISSUANCE

(I)	Shareholding Structure of the Company Before and After the Issuance

Shareholder	Before the Issuance	After the Issuance

China Eastern Air Holding Company	5,072,922,927	5,072,922,927
(中國東方航空集團公司)	(A Shares)	(A Shares)
CES Finance Holding Co., Ltd.	2,626,240,000	2,626,240,000
(東航金控有限責任公司)	(H Shares)	(H Shares)
CES Global Holdings (Hong Kong)	457,317,073	457,317,073
Limited (東航國際控股 (香港)有限公司)	(A Shares)	(A Shares)
Public
– A Shares	2,950,838,860	4,278,245,682
– H Shares	2,032,860,000	2,032,860,000

Total	13,140,178,860	14,467,585,682

(II)	Changes in the Structure of the Share Capital of the Company Before and After the Issuance

Unit: shares

		Before the change	Change in shares	After the change

Tradable shares with trading moratorium	1. Shares held by State-owned legal person	–	698,757,763	698,757,763
	2. Shares held by other domestic legal persons	–	628,649,059	628,649,059
	3. Shares held by overseas corporation and overseas individuals	–	–	–
	Total tradable shares with trading moratorium	–	1,327,406,822	1,327,406,822

Tradable shares without trading moratorium	A shares	8,481,078,860	–	8,481,078,860
	H shares	4,659,100,000	–	4,659,100,000
	Total tradable shares without trading moratorium	13,140,178,860	–	13,140,178,860

Total shares		13,140,178,860	1,327,406,822	14,467,585,682

VI.	MANAGEMENT DISCUSSION AND ANALYSIS

(I)	Effect of the Issuance on the financial position, operating capability and cash flow of the Company

1.	Effect of the Issuance on the financial position

Upon completion of the Issuance, the net assets of the Company will increase. After utilizing RMB1,707,994,906.74 of the proceeds to repay the loans from financial institutions, the debt of the Company will further decrease, which will in turn enhance the capital strength, reduce the gearing ratio and optimize the debt structure of the Company.

2.	Effect of the Issuance on operating capability

After completion of the Issuance, the Company will utilize RMB6,831,979,626.97 of the proceeds to purchase aircrafts enabling the Company to gradually enlarge its load capacity and increase its revenue from its main operations. Meanwhile, the newly introduced aircraft will replace some of the older ones, effectively reducing fuel consumption and maintenance cost and enabling the Company to effectively control its operating cost and enhance its market competitiveness. By utilizing RMB1,707,994,906.74 of the proceeds to repay the loans from financial institutions, the Company can effectively reduce its interest expense thereby further enhancing its operating capability.

3.	Effect of the Issuance on the cash flow

Upon completion of the Issuance, the cash inflow of the Company from financing activities will increase. As the proceeds are utilized for purchasing aircraft causing an increase in cash outflow from investing activities, the operating capacity of the Company will be further enhanced, which may facilitate the increase in the net cash flow from the operating activities of the Company in future. Meanwhile, the utilization of proceeds by the Company to repay loans from financial institutions will improve its ability of repayment while enhancing its financing ability, which may facilitate the increase in the net cash flow from the financing activities of the Company.

In view of the above, the Issuance and the utilization of the proceeds to purchase aircrafts and repay loans from financial institution are in compliance with the requirements under the relevant laws and regulations, in the fundamental interests of the shareholders of the Company and in line with the actual situation and strategic target of the Company, enhancing its core competence and risk aversion ability to facilitate its long-term and healthy development.

(II)	Effect of the Issuance on business structure

Upon completion of the Issuance, the capital strength of the Company will be significantly enhanced, which may improve the capital structure of the Company. Application of the proceeds from the Issuance will effectively enhance the comprehensive competitiveness of the Company. In particular, RMB6,831,979,626.97 will be utilized for introducing aircraft to enlarge its fleet scale and enhance its capacity, further reinforcing and strengthening the main operations of the Company, enhancing its core competitiveness, promoting its brand image and enlarging its market share so as to continuously increase its market share, thereby laying a solid foundation for its sustainable development in the future. Proceeds of RMB1,707,994,906.74 will be utilized to repay loans from financial institutions, which may mitigate the Company’s pressure of loan repayment and promote its risk aversion ability and overall competitiveness, and provide strong support to the Company to further leverage on its advantage in its main business.

Upon the completion of the Issuance, there will be no change to the business structure and the main operations of the Company.

(III)	Effect of the Issuance on the corporate governance of the Company

Upon completion of the Issuance, the percentage of direct and indirect shareholding in the Company held by China Eastern Air Holding Company, the controlling shareholder of the Company, will be reduced to 56.38% from 62.07%. The controlling shareholder and the de facto controller of the Company will remain unchanged after the Issuance.

(IV)	Effect of the Issuance on the structure of senior management

There will be no change to the structure of the senior management of the Company after the Issuance.

(V)	Effect of the Issuance on connected transactions and competition within the industry

There will be no new connected transactions or competition within the industry arising from the Issuance.

VII.	INTERMEDIARIES GIVING PROFESSIONAL ADVICE FOR THE ISSUANCE

(I)	Lead Underwriter and Sponsor

Company name	:	China International Capital Corporation Limited
Authorized representative	:	Ding Xuedong
Office address	:	27th&28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Beijing
Sponsor representatives	:	Xia Yuyang, Xu Huifen
Project co-organizer	:	Sun Fang
Other responsible persons	:	Tang Jiawei, Shen Shijun, Fan Jingjing, Ren Guang
Telephone number	:	+86 10 6505 1166
Fax number	:	+86 10 6505 1156

(II)	Lawyer of the Issuer

Company name	:	Commerce & Finance Law Offices
Person-in-charge	:	Li Hongji
Responsible persons	:	Chen Wei, Li Mingshi
Office address	:	6th Floor, NCI Tower, A12 Jianguomenwai Avenue, Beijing
Telephone number	:	+86 10 65693399
Fax number	:	+86 10 65693838 65693836

(III)	Auditor of the annual report of the Issuer

Company name	:	Ernst & Young Hua Ming LLP
Person-in-charge	:	Mao Anning
Responsible persons	:	Yuan Yongmin, Wang Chaojun
Office address	:	Level 16, EY Tower, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing, the PRC
Telephone number	:	+86 10 5815 3000
Fax number	:	+86 10 8518 8298

(IV)	Capital verification institution

Company name	:	Ernst & Young Hua Ming LLP
Authorized representative	:	Mao Anning
Responsible persons	:	Yuan Yongmin, Wang Chaojun
Office address	:	Level 16, EY Tower, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing, the PRC
Telephone number	:	+86 10 5815 3000
Fax number	:	+86 10 8518 8298

VIII.	DOCUMENTS FOR INSPECTION

(I)	Documents for inspection

1.	The written certification on new shares registration and custody issued by China Securities Depository and Clearing Corporation Limited (中國證券登記結算有限責任公司);

2.	All application documents for the Issuance as approved by CSRC.

(II)	Place for inspection of documents

Name	:	Secretariat of the Board, China Eastern Airlines Corporation Limited
Address	:	Building No.1, 92 Konggang Third Road, Changning District, Shanghai
Telephone number	:	021-22330932
Fax number	:	021-62686116

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
4 July 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

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